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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Napster, Inc.
(Name of Subject Company (Issuer))

Puma Cat Acquisition Corp.,
a direct wholly-owned subsidiary of
 Best Buy Co., Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 per Share
(Title of Class of Securities)

630797108
(CUSIP Number of Class of Securities)

Joseph M. Joyce
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423
(612) 291-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy To:
John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza, 800 LaSalle Avenue
Minneapolis, MN 55402
(612) 349-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$127,186,169.15	$4,998.42

*
Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 47,922,611 outstanding shares of Issuer common stock, par value $0.001 per share, at a price of $2.65 per share (including shares issued pursuant to restricted stock awards) at an aggregate purchase price of $126,994,919.15; plus an additional $191,250.00, representing the difference between the $2.65 per share payable per share of common stock in the offer and the exercise price of all in-the-money options that are vested or will vest on or prior to the scheduled expiration date of the offer contemplated by this Schedule TO. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals $39.30 per $1 million of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: Not applicable.
  Form or Registration No.: Not applicable.
  Filing Party: Not applicable.
  Date Filed: Not applicable.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Puma Cat Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation ("Best Buy"), to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the stock purchase rights associated with such shares (collectively, the "Shares"), of Napster, Inc., a Delaware corporation ("Napster"), at a purchase price of $2.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)	The name of the subject company is Napster, Inc. The information set forth in the Offer to Purchase under "Introduction" and Section 8 ("Certain Information Concerning Napster") is incorporated herein by reference.
(b)
The classes of equity securities to which this Schedule TO relates are common stock, par value $0.001 per share, of Napster. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.
(c)	The information set forth in the Offer to Purchase under Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

Item 3.    Identity And Background of Filing Person.

(a), (b), (c)	This Statement is being filed by Purchaser and Best Buy. The information set forth in the Offer to Purchase under "Introduction" and Section 9 ("Certain Information Concerning Purchaser and Best Buy") and in Schedule II to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of The Transaction.

(a)(1)(i - viii, xii), (a)(2)(i - iv, vii)	The information set forth in the Offer to Purchase under "Introduction", Section 1 ("Terms of the Offer; Expiration Date"), Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedure for Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Certain United States Tax Considerations"), Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), Section 14 ("Certain Conditions of the Offer"), and Section 15 ("Certain Legal Matters and Regulatory Approvals") is incorporated herein by reference.
(a)(1)(ix - xi)	Not applicable.
(a)(2)(v - vi)	Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)	No transactions, other than those described in paragraph (b), have occurred during the past two years between the Filing Persons or any of the persons listed on Schedule II to the Offer to Purchase and Napster or any of its affiliates that are not natural persons.
(b)
The information set forth in the Offer to Purchase under "Introduction", Section 9 ("Certain Information Concerning Purchaser and Best Buy"), Section 11 ("Background of the Offer; Contacts with Napster") and Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Purchase under "Introduction", Section 11 ("Background of the Offer; Contacts with Napster") and Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement") is incorporated herein by reference.
(c)(1) - (7)
The information set forth in the Offer to Purchase under "Introduction", Section 7 ("Effect of the Offer on the Market for Common Stock; Stock Exchange Listing; Exchange Act Registration"), Section 11 ("Background of the Offer; Contacts with Napster"), Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement") and Section 13 ("Dividends and Distributions") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offer to Purchase under Section 10 ("Source and Amount of Funds") is incorporated herein by reference.
(b), (d)	Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a) - (b)	The information set forth in the Offer to Purchase under "Introduction", Section 9 ("Certain Information Concerning Purchaser and Best Buy"), Section 11 ("Background of the Offer; Contacts with Napster") and Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement") is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Fees and Expenses") is incorporated herein by reference.

Item 10.    Financial Statements.

(a) - (b)	The Filing Persons believe that the financial conditions of Best Buy, Purchaser and their affiliates are not relevant to the decision of a holder of Shares whether to tender such Shares and accept the Offer because (i) the Offer consists solely of cash, (ii) the Offer is not subject to any financing condition, (iii) Best Buy has adequate capital availability to complete the Offer, and (iv) Best Buy is a public reporting company that files reports with the U.S. Securities and Exchange Commission which are available electronically on EDGAR. If the Offer is consummated, the consideration payable to holders of shares of common stock in the subsequent Merger is the same as the consideration payable in connection with the Offer.

Item 11.    Additional Information.

(a)	The information set forth in the Offer to Purchase under "Introduction", Section 7 ("Effect of the Offer on the Market for Common Stock; Stock Exchange Listing; Exchange Act Registration"), Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement") and Section 15 ("Certain Legal Matters and Regulatory Approvals") is incorporated herein by reference.
(b)
The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 26, 2008 (filed herewith)
(a)(1)(B)	Letter of Transmittal (filed herewith)
(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith)
(a)(1)(D)	Form of letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (filed herewith)
(a)(1)(E)	Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (filed herewith)
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed herewith)
(a)(1)(G)	Joint press release issued by Best Buy and Napster on September 15, 2008 (incorporated herein by reference to Exhibit 99.1 of Best Buy's Current Report on Form 8-K filed on September 15, 2008)
(a)(1)(H)	Summary Advertisement, dated September 26, 2008, appearing in the Wall Street Journal (filed herewith)
(a)(1)(I)	Press release issued by Best Buy on September 26, 2008 (filed herewith)
(a)(1)(J)	Form of Letter to Holders of Unvested Shares of Napster Restricted Stock (filed herewith)
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated September 14, 2008, by and among Best Buy, Purchaser and Napster (incorporated herein by reference to Exhibit 2.1 of Best Buy's Current Report on Form 8-K filed on September 15, 2008)

(d)(2)	Shareholder Support Agreement, dated September 14, 2008, by and among Best Buy Co., Inc., Puma Cat Acquisition Corp., Christopher Allen, Vernon E. Altman, Aileen Atkins, Richard J. Boyko, Suzanne M. Colvin, Bradford D. Duea, Wm. Christopher Gorog, Philip J. Holthouse, Joseph C. Kaczorowski, Ross Levinsohn, Brian C. Mulligan and Robert Rodin (incorporated herein by reference to Exhibit 2.2 of Best Buy's Current Report on Form 8-K filed on September 15, 2008)
(d)(3)	Confidentiality Agreement, dated March 24, 2008, between Best Buy Enterprise Services, Inc. and Napster, LLC (filed herewith)
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUMA CAT ACQUISITION CORP.
By:	/s/ TODD G. HARTMAN
Name:	Todd G. Hartman
Its:	Vice President
BEST BUY CO., INC.
By:	/s/ SUSAN S. GRAFTON
Name:	Susan S. Grafton
Its:	Vice President, Controller and Chief Accounting Officer
Dated: September 26, 2008

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 26, 2008 (filed herewith)
(a)(1)(B)	Letter of Transmittal (filed herewith)
(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith)
(a)(1)(D)	Form of letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (filed herewith)
(a)(1)(E)	Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (filed herewith)
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed herewith)
(a)(1)(G)	Joint press release issued by Best Buy and Napster on September 15, 2008 (incorporated herein by reference to Exhibit 99.1 of Best Buy's Current Report on Form 8-K filed on September 15, 2008)
(a)(1)(H)	Summary Advertisement, dated September 26, 2008, appearing in the Wall Street Journal (filed herewith)
(a)(1)(I)	Press release issued by Best Buy on September 26, 2008 (filed herewith)
(a)(1)(J)	Form of Letter to Holders of Unvested Shares of Napster Restricted Stock (filed herewith)
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated September 14, 2008, by and among Best Buy, Purchaser and Napster (incorporated herein by reference to Exhibit 2.1 of Best Buy's Current Report on Form 8-K filed on September 15, 2008)
(d)(2)
Shareholder Support Agreement, dated September 14, 2008, by and among Best Buy Co., Inc., Puma Cat Acquisition Corp., Christopher Allen, Vernon E. Altman, Aileen Atkins, Richard J. Boyko, Suzanne M. Colvin, Bradford D. Duea, Wm. Christopher Gorog, Philip J. Holthouse, Joseph C. Kaczorowski, Ross Levinsohn, Brian C. Mulligan and Robert Rodin (incorporated herein by reference to Exhibit 2.2 of Best Buy's Current Report on Form 8-K filed on September 15, 2008)
(d)(3)	Confidentiality Agreement, dated March 24, 2008, between Best Buy Enterprise Services, Inc. and Napster, LLC (filed herewith)
(g)	Not applicable
(h)	Not applicable

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SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity And Background of Filing Person.
  Item 4. Terms of The Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX